CoinSmart Financial Inc.

Management Discussion & Analysis

For the year ended December 31, 2022

This Management Discussion and Analysis ("MD&A") of CoinSmart Financial Inc. (herein "CFI, the "Company" or "CoinSmart") provides analysis of the Company's financial results for the fiscal year ended December 31, 2022. The MD&A should be read in conjunction with our consolidated financial statements for the year ended December 31, 2022, and the notes thereto.

When  reading this MD&A we encourage you to read CFI's: (i) audited consolidated financial statements for the year ended December 31, 2021 and 2020 and the notes thereto (the "2021 Financial Statements"; and (ii) MD&A for the year ended December 31, 2021 dated March 31, 2022 (the "2021 MD&A") as updated in CFI's MD&A for the interim periods ended March 31, 2022, June 30, 2022 and September 2022. In preparing this MD&A, we have taken into account information available to us up to March 28, 2023, the date of this MD&A, unless otherwise stated.

Caution on Forward-Looking Information

This MD&A contains certain statements that may constitute "forward-looking information" (also referred to as "forward-looking statements") within the meaning of Canadian securities legislation. Forward-looking statements are provided for the purpose of furnishing information about management's current expectations and plans and allowing investors and others to get a better understanding of the Company's operating environment. All statements, other than statements of historical fact, are forward-looking statements.

In this MD&A, forward-looking statements are necessarily based upon a number of estimates and assumptions that, while considered reasonable by the Company at this time, are inherently subject to significant business, economic and competitive uncertainties and contingencies that may cause the Company's actual financial results, performance, or achievements to be materially different from those expressed or implied herein. Some of the material factors or assumptions used to develop forward-looking statements include, without limitation, the uncertainties associated with: future anticipated business developments and the timing thereof, business and financing plans and the overall impact of misjudgments made in good faith in the course of preparing forward-looking information.

Forward-looking statements involve risks, uncertainties, assumptions, and other factors including those referenced in the "Risks Factors" section of this MD&A, and, as a result they may never materialize, prove incorrect or materialize other than as currently contemplated which could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, identified by words or phrases such as "expects", "is expected", "anticipates", "believes", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential", "possible" or variations thereof or stating that certain actions, events, conditions or results "may", "could", "would", "should", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of fact and may be forward-looking statements.

Investors are cautioned not to put undue reliance on forward-looking statements, and investors should not infer that there has been no change in the Company's affairs since the date of this MD&A that would warrant any modification of any forward-looking statements made in this MD&A, other documents periodically filed with or furnished to the relevant securities regulators or documents presented on the Company's website. All subsequent written and oral forward-looking statements attributable to the Company or persons acting on its behalf are expressly qualified in their entirety by this notice. The Company disclaims any intent or obligation to update publicly or otherwise revise any forward-looking statements or the foregoing list of assumptions or factors, whether as a result of new information, future events or otherwise, subject to the Company's continuous disclosure obligations under applicable Canadian securities regulations. Investors are urged to read the Company's filings with the Canadian securities commissions, which are available online at www.sedar.com.

Additional information on the Company is also available on its website at www.coinsmart.com/invest.

Non-IFRS Measures

The MD&A includes non-IFRS measures that do not have any standardized meaning prescribed by IFRS and may not be comparable to similar measures presented by other companies. The Company believes that these financial measures provide information that is useful to investors in understanding the Company's performance and facilitate comparison of quarterly and full year results from period to period. Descriptions of these non-IFRS measures and reconciliation to or disclosure of the nearest IFRS measures, where necessary, are provided in the MD&A.

1.1 OVERVIEW

1.1.1 The Company

Simply Digital Technologies Inc. ( "SDT" or the "Group"), was incorporated on March 14, 2018 under the Canada Business Corporations Act. The registered office and head office of the Company is located at 1075 Bay Street, Suite 301, Toronto, Ontario, M5B 2B2.

On April 26, 2021, SDT entered into an amalgamation agreement (the "Amalgamation Agreement") with Mesa Exploration Corp. ("Mesa") and 12553562 Canada Inc. ("Newco"), the terms of which were the result of arms' length negotiation between SDT and Mesa.

Pursuant to the terms of the Amalgamation Agreement on October 27, 2021, the transaction was completed by way of a three-cornered amalgamation with Mesa, SDT and Newco., a wholly-owned subsidiary of Mesa. Pursuant to the Amalgamation Agreement, SDT and Newco amalgamated and all of the issued and outstanding shares of SDT were exchanged for equivalent shares of Mesa. .

On April 27, 2021, SDT completed a subscription receipt financing for aggregate gross proceeds of $12,642,900 (the "Financing"). On October 27, 2021, pursuant to the terms of the Financing, the escrow release conditions for the Financing were satisfied and each subscription receipt converted into one common share of the resulting entity and the proceeds from the Financing were released from escrow.

Concurrent with the above transactions, the resulting entity changed its name to Coinsmart Financial Inc. and on November 2, 2021, the Company's common shares (the "Common Shares") commenced trading on the Neo Exchange, under the ticker symbol "SMRT".

Nature of the Business

The Company is dedicated to the digital assets and blockchain technology industry. CFI believes the future of crypto is a safe, compliant, and regulated environment.

CFI invests in products and development to support this vision. Its principal operating business is the digital currency brokerage and trading platform "CoinSmart". CoinSmart provides a secure and intuitive platform for trading digital assets for retail, B2B and over-the-counter "OTC" customers. A Financial Transactions and Reports Analysis Centre ("FINTRAC") registered Virtual Currency Dealer, CoinSmart is a market leader with the mission of Making Cryptocurrency Accessible, through trust, regulation and protection of its customers and their assets, while providing the best user experience.

The Company's initial focus was building the Canadian market for digital currency transactional trading and with growing business across geographical regions, the Company incorporated a wholly owned subsidiary SDT USA Inc. in June 2020, a European subsidiary S.D.T OU in September 2020 and Simply Digital Technologies UAB (S.D.T. UAB) in April 2022 to respectively support expansion in the U.S. and Europe.

SmartPay is a new cryptocurrency payment processing  platform launched by CoinSmart in mid-2022 that allows users to easily make and receive payments in cryptocurrencies. CoinSmart believes that bringing utility to cryptocurrencies is the key factor in achieving mass adoption and making cryptocurrencies a part of people's day-to-day lives. With SmartPay, users can enjoy faster, cheaper and more secure payments that can be made anytime, anywhere in the world. By leveraging the power of blockchain technology, SmartPay provides a highly secure and transparent payment system.

The Company is well positioned to continue to build out its trading platform, pick & axe services and blockchain related products in multiple jurisdictions while working to increase trading volumes and sales in this fast-growing industry.

Custody and Safeguarding of Digital Currencies

CoinSmart considers safeguarding of customer assets paramount and has dedicated considerable resources to evaluating custody and wallet providers. Coinsmart currently utilizes Bitgo Trust Company and Coinbase Custody, qualified custodians in the United States, for custody of the majority of client digital currencies in cold storage. The Company also utilizes Fireblocks Inc. for transactional wallets where it has extensive roles, limits and policies to protect assets. In addition, the Company has purchased key storage and disaster recovery and extended business failure protection from Digital Asset Services Ltd.  Digital Asset Services Ltd trades as CoinCover and is an appointed representative of Insuretech Gateway with the Financial Conduct Authority of the United Kingdom.

Business Development & Operational Highlights for the year ended December 31, 2022.

● Acquired over 97,000 new registered users during the period for a total of approximately 280,000

● CoinSmart's SmartPay Division grew by approximately 74% YoY

● Achieved total trading volume across all divisions of over 655MM

● Launched public facing API for SmartPay allowing custom integrations with a variety of Merchants

● Company Treasury reached approximately 10.2MM

● Company has no long term debt

CFI's Registrations

The Company believes that regulation is essential to the long-term growth and success of the crypto currency industry.

On November 20th, 2020 The Estonia Financial Intelligence Unit (FIU) approved CoinSmart's registration to provide virtual currency services.

On October 22, 2021, the Ontario Securities Commission and securities regulators across Canada approved CoinSmart's registration as a restricted dealer.

On December 21, 2021, the Ontario Securities Commission and securities regulators across Canada approved CoinSmart's registration as a marketplace.

On May 31st, 2022 The Lithuania Financial Crimes Investigation Service (FCIS) approved CoinSmart's registration as a virtual currency exchange operator and virtual currency wallet operator.

CoinSmart is preparing an application for membership to the Investment Industry Regulatory Organization of Canada (IIROC ) as a dealer and at this time intends to submit its application in Q2 2023.

1.2 RESULTS OF OPERATIONS

For the year ended December 31, 2022

Financial Position:

At December 31, 2022, the Company's financial position included the following:

● Total assets of $53,456,500 (December 31, 2021 - $82,998,000), total liabilities of $45,093,000 (December 31, 2021 - $64,199,000) and working capital of $8,017,000 (December 31, 2021 - $18,590,000).

● Cash and Digital currencies of $52,673,000 (December 31, 2021 - $82,347,000) compared to customer deposits of $42,426,000 (December 31, 2021 - $60,358,000).

● Total Shareholders' equity of $8,363,000 (December 31, 2021 - $18,799,200).

Results from Operations for the year-ended December 31, 2022 compared to 2021

As shown in the below table, for the year ended December 31, 2022, the Company recorded net revenues of $12.56 million compared to $14.36 million in 2021, representing a decrease of $1.79 million or 12.5 percent.  The decrease was primarily due to a decrease in retail business trading volumes, consistent with overall industry market conditions.

For the year ended December 31, 2022, total operating expenses increased $5.1 million or 39 percent to $18.2 million from $13.1 million in 2021, due primarily to higher expenditures in major cost categories including increased investment in marketing programs, new employees & contractors to support growth and international expansion initiatives and higher commission expense related to a shift from retail to OTC and Smartpay business.

With the industry-wide downturn, during the second quarter of fiscal 2022 management oversaw a comprehensive review of all major cost categories to reduce operating expenses on a go-forward basis.  Cost reduction savings occurred in the second half where operating costs decreased 18% from the first six months of the fiscal year.

Consolidated Statements of Comprehensive (Loss) Income For the years ended December 31, 2022 and 2021
(expressed In Canadian dollars)	Year ended	Year ended	YOY Change
	2022	2021	$	%age
Revenues	13,323,872	16,722,598	(3,398,725)	-20.3%
Rebates	763,812	2,363,644	(1,599,832)	-67.7%
Net Revenues	12,560,060	14,358,954	(1,798,893)	-12.5%
Expenses
Advertising & promotion	3,470,499	2,871,628	598,872	20.9%
Salaries, Bonuses & benefits	4,988,882	3,613,874	1,375,008	38.0%
Commissions	1,920,812	660,521	1,260,291	190.8%
Bank & transaction fees	2,314,679	2,101,449	213,230	10.1%
Software & platform	1,182,996	1,075,715	107,281	10.0%
Subcontractors	1,188,869	810,415	378,454	46.7%
Professional & consulting fees	685,428	971,755	(286,327)	-29.5%
Public & regulatory expenses	748,697	80,885	667,812	825.6%
Insurance expense	463,236	205,847	257,390	125.0%
Office and administration	187,627	132,103	55,524	42.0%
Travel/Trade show expense	206,621	47,524	159,097	334.8%
Interest accretion on lease liabilities	24,929	10,717	14,211	132.6%
Share-based compensation (note 15)	623,225	382,793	240,432	62.8%
Depreciation	194,917	103,934	90,983	87.5%
Total operating expenses	18,201,417	13,069,160	5,132,257	39.3%
Net Income (loss) before the following and income tax provision	(5,641,356)	1,289,794	(6,931,151)	-537.4%
Currency fluctuations (incl unrealized loss on digital currencies)	2,498,304	(913,445)	3,411,748	-373.5%
Loss on customer transactions	135,982	225,882	(89,900)	-39.8%
Realized loss on UST & Luna digital currencies	2,248,677	-	2,248,677	100.0%
Expense related to proposed sale transaction	508,243	-	508,243	100.0%
Interest expense on promissory notes	-	191,588	(191,588)	-100.0%
Change in fair value of promissory notes	-	1,037,543	(1,037,543)	-100.0%
Reverse take-over Listing fees	-	2,624,910	(2,624,910)	-100.0%
Comprehensive (loss) income before income tax provision	(11,032,5627)	(1,876,685)	(9,155,877)	487.9%

During the year ended December 31, 2022 the Company recorded major operating expenditures and variances from prior year consisting of the following:

Salaries, bonuses & benefit expenses increased $1.375 million or 38 percent to $4.989 million from $3.614 million during fiscal 2021 due to a significant increase in the average number of full-time employees. During the first six months of the fiscal year, the Company built-out the infrastructure to accommodate anticipated higher volumes and revenues.  In particular, the Company increased resources in compliance, legal, marketing, customer service and development departments to support increased disclosure and regulatory reporting requirements and support higher revenue activity in all verticals.

Commissions increased to $1.92 million primarily due to a new program established in Q4 2021 to expand the Company's over-the-counter operations in multiple jurisdictions, specifically through the Company's European operations.

Advertising and marketing expenses increased $599,000 to $3.47 million due to increased promotions and sponsorship programs implemented to increase awareness and volume in the Company's retail channel.

Public company disclosure and regulatory expenses increased to $749,000 from $81,000 in fiscal 2021 as a result of the Company's listing on the NEO Exchange in November 2021 as well as a full year of regulatory compliance costs.

Bank and transaction fees increased in fiscal 2022 consistent with higher premiums associated with going public and a fidelity bond required for the Company's restricted dealer registration.

Professional fees decreased $286,000 to $685,000. Prior year professional expenses included fees relating to the Company's public listing initiative on the NEO Exchange.

Currency fluctuation of $2.49 million occurred in fiscal 2022 and compared to a gain in the prior year due primarily to the significant decline in the value of all cryptocurrencies and compared to fiscal 2021 when prices of cryptocurrencies increased.

Loss on cryptocurrency Terra USD (UST), The Company realized a loss of approximately $2.2 million in the second quarter 2022, when the stable coin UST de-pegged from the U.S. dollar and devalued to approximately $nil.

Expenses related to potential sale transaction: In the fourth quarter of 2022 the Company announced a potential sale transaction which was terminated in January 2023, the direct costs primarily professional fees of $508,000 were expensed.

Summary of Key Quarterly Unaudited Financial Information

The following summarized financial data has been prepared in accordance with IFRS and should be read in conjunction with the 2022 & 2021 Financial Statements, the 2021 MD&A and the Q1, Q2 & Q3 2022 MD&As.

SUMMARY OF KEY QUARTERLY FINANCIAL INFORMATION UNAUDITED For the Quarter Ended
	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	31-Mar-21	30-Jun-21	30-Sep-21	31-Dec-21	31-Mar-22	30-Jun-22	30-Sep-22	31-Dec-22

Revenues	3,657,005	3,960,109	3,127,049	5,978,434	4,216,561	3,242,108	2,346,734	3,518,469
Rebates	516,897	559,739	441,991	845,018	314,427	119,972	21,854	307,559
Net Revenues	3,140,109	3,400,370	2,685,059	5,133,417	3,902,134	3,122,136	2,324,880	3,210,910
Operating Expenses	2,138,794	3,041,026	2,442,674	5,446,665	5,307,278	4,823,652	3,516,716	4,553,770
Net Income (loss) before Other Comprehensive Income (Loss) & taxes	1,001,315	359,344	242,385	(313,248)	(1,405,144)	(1,701,516)	(1,191,836)	(1,342,860)
Other Comprehensive Income (Loss)	(151,792)	(435,639)	(239,185)	(2,339,865)	(324,059)	(4,746,879)	(110,201)	(210,066)
Change in fair value of Promissory notes	(267,826)	(530,806)	(299,572)	60,660	n/a	n/a	n/a	n/a
Comprehensive Income (Loss) before income tax provision	849,523	(76,295)	3,199	(2,653,113)	(1,729,204)	(6,448,395)	(1,302,037)	(1,552,927)

The net income (loss) for the 2021 interim periods are different from what was reported in the respective 2021 consolidated interim financial statements. Certain expenses were accrued and/or re-allocated in the quarters to reflect the presentation following the listing on the NEO Exchange. An additional change is the result of amendments that occurred on the Promissory Notes payable on February 11, 2021 to October 27, 2021. The impact of these amendments on the embedded derivative and the Promissory Notes payable (more specifically change in fair value) were not reflected in the consolidated interim financial statements. The above chart highlights the change in the fair value of the notes.

1.3 LIQUIDITY AND CAPITAL RESOURCES

As of December 31, 2022, the Company had working capital of $8,017,000 (December 31, 2021 - $18,590,000) and a working capital ratio of 1.18 (December 31, 2021 - 1.29).  During the year ended December 31, 2022, the Company generated Cash Flow from Operations (defined as cash generated from/used in operations and changes in working capital) of $4,193,000 compared to an inflow of $161,000 for fiscal 2021.

Overall cash increased by $3,875,000 during the year ended December 31, 2022 to $25.3 million from $21.4 million at December 31, 2021.

As at December 31, 2022, the Company held cash & digital currencies of $ 52.7 million (December 31, 2021 - $82.3 million) compared to customer deposits of $42.4 million (December 31, 2021 - $60.4 million).

The Company relies upon various sources of funds for its ongoing operating and investing activities. These sources include cash generated from operations, including fees from trading activities, working capital management, and capital raising activities such as debt and/or equity financings.

Due to continued adverse industry-wide conditions the Company will continue to evaluate variable expenses such as marketing, advertising sponsorship and promotional activities as well as additional hires in order to conserve cash and digital currencies. As market conditions improve the Company will reallocate capital accordingly.

In management's opinion, the Company has sufficient working capital at this time to meet its current operating, development and financing obligations.

Summary of 2022 and 2021 capital transactions:

For the year ended December 31, 2022:

Share Buyback Program: On January 18, 2022, the Company filed a Notice of Normal Course Issuer Bid (the "Share Buyback Program") with the NEO Exchange which was accepted for the purchase of up to 10% of the public float of its Common Shares.

Pursuant to the Share Buyback Program, the Company may purchase up to a maximum of 2,764,765 Common Shares, representing approximately 10% of its public float of Shares as at the date hereof, subject to the normal terms and limitations of such bids. In accordance with NEO Exchange rules, daily purchases (other than pursuant to a block purchase exception) on the NEO Exchange under the Share Buyback Program cannot exceed the greater of 25% of the average daily trading volume on the NEO Exchange or 1,000 Shares.  Any Common Shares purchased under the Share Buyback Program will be canceled.

During the year ended December 31, 2022, 124,500 (2021 - Nil) common shares were purchased and cancelled at a purchase price of $97,090 (2021 - $).

On May 25, 2022, the Company granted 375,689 stock options at an exercise price of $0.35 per share to senior employees. The stock options vest over 2 years and will expire 10 years from the grant date.

On May 25, 2022, 845,716 restricted share units were granted to senior employees of the Corporation at a fair value of $0.35 per RSU and will vest as to 50% on January 1, 2023 and 50% on January 1, 2024.

Subsequent to year-end, 3,137,677 restricted share units (RSU's) were approved by the Board of Directors and granted to directors, senior management and employees of the Company. The RSU's will be issued prior to March 31, 2023 at a fair value to be determined on issuance, 50% vest on the first anniversary and 50% on the second anniversary.

Fiscal 2021 Capital Transactions:

The 2021 share capital transactions as detailed in the SDT Filing Statement dated October 27, 2021 (available on www.sedar.com), included the following:

● At the completion of the reverse takeover transaction with Mesa (the "RTO"), the shareholders and convertible promissory note holders of SDT held 43,764,174 shares (or 95.9%) of the common shares of the Company, while the shareholders of Mesa held 1,874,954 shares (or 4.1%) of the common shares of the Company. Prior to the RTO, Mesa was a listed company with no active business operations. Since Mesa did not meet the definition of a business under IFRS 3 - Business Combinations, the acquisition was accounted for as the purchase of Mesa's assets by the Company. The consideration paid was determined as the equity settled share-based payment under IFRS 2, at the fair value of the equity of the Company retained by the shareholders of Mesa based on the fair value of the SDT shares on the date of closing of the RTO, which was determined to be $1.00 based on the closing price of the subscription receipt financing.  The Company recorded a listing expense of $2,625,000, primarily representing the consideration paid to the shareholders of Mesa and professional fees, in the consolidated statement of comprehensive loss.

● On October 27, 2021, 1,999,800 SDT common shares were converted on a 1:13.3817 basis resulting in 26,760,724 outstanding common shares.

● On October 27, 2021, 839,904 SDT preferred shares were converted on a 1:13.3817 basis resulting in 11,239,343 outstanding common shares.

● On October 27, 2021, the unsecured 6% convertible promissory notes of $4,535,000 and accrued interest of $191,588 were converted at price per security of $0.82 resulting in 5,764,071 common shares.

● On October 27, 2021, all of Mesa issued and outstanding common shares  were consolidated on an 8.6282:1 basis resulting in an outstanding balance of 1,874,989 common shares.

● The issuance of 12,642,900 Subscription Receipts for gross proceeds of $12,642,900 for net proceeds of $11,466,000 (after expenses related to the issuance). Each subscription receipt has been converted, on a post-share split basis, into 12,642,900 common shares. In addition, the Company also issued 731,215 warrants as commission to the underwriting syndicate.

1.4 FINANCIAL AND OTHER INSTRUMENTS

As at December 31, 2022, the Company's financial instruments consist of cash, digital assets, customer deposits, due to liquidity providers, accounts payable & accrued liabilities and, unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest or credit risks arising from these financial instruments, other than the price volatility of digital assets. The fair values of such financial instruments approximate their carrying values due to the short-term or demand nature of the instruments.

Capital disclosures

The Company's objectives in managing capital are:

● to safeguard the entity's ability to continue as a going concern, so that it can continue to provide returns for shareholders and benefits for other stakeholders; and

● to provide an adequate return to shareholders by pricing products and services commensurately with the level of risk.

Capital is regarded as total equity, as recognized in the consolidated statement of financial position.

The Company manages and adjusts its capital structure considering changes in economic conditions. To maintain or adjust its capital structure, the Company may issue debt or new shares. Financing decisions are generally made on a specific transaction basis and depend on such things as the Company's needs, capital markets and economic conditions at the time of the transaction. Management reviews its capital management approach on an ongoing basis and believes that this approach is reasonable, given the size of the Company.

As a condition of its restricted dealer registration with the OSC the Company is required to have  a minimum working capital compliance requirement of $1.74 million at December 31, 2022 compared to actual adjusted working capital of $7.72 million representing excess working capital of $5.98 million.

Fair value measurement and hierarchy

The Company is exposed to risks that arise from its use of financial instruments and the Company's objectives, policies and processes for managing those risks and the methods used to measure them are as follows:

The fair value measurement of the Company's financial and non-financial assets and liabilities utilizes market observable inputs and data as far as possible. Inputs used in determining fair value measurements are categorized into different levels based on how observable the inputs used in the valuation technique utilized are (the 'fair value hierarchy'):

● Level 1: Quoted prices in active markets for identical items (unadjusted);

● Level 2: Observable direct or indirect inputs other than Level 1 inputs; and

● Level 3: Unobservable inputs (i.e. not derived from market data).

The classification of an item into the above levels is based on the lowest level of the inputs used that has a significant effect on the fair value measurement of the item. Transfers of items between levels are recognized in the period they occur. The carrying amount due to liquidity providers and trade and other payables, are assumed to approximate their fair value due to their short-term nature. The fair value of financial liabilities is estimated by discounting the remaining contractual maturities at the current market interest rate that is available for similar financial liabilities.

Credit risk is the risk that one party to a financial instrument will fail to fulfill an obligation and causes the other party to incur a financial loss. The Company's credit risk consists primarily of cash and cash equivalents and investing short term investments with major financial institutions. Management believes that the credit risk concentration with respect to its bank deposits is remote since all cash is held with financial institutions of reputable credit.

The Company limits its credit risk of digital assets and fiat by placing it with cryptocurrency exchanges for which the Company has performed internal due diligence procedures. The Company deems these procedures necessary as some exchanges are unregulated and not subject to regulatory oversight. Furthermore, cryptocurrency exchanges engage in the practice of commingling their clients' assets in exchange wallets. When digital assets are commingled, transactions that are not recorded on the applicable blockchain ledger are only recorded by the exchange. Therefore, there is a risk around the occurrence of transactions or the existence of period end balances represented by exchanges. The Company's due diligence procedures around exchanges include, but are not limited to, internal control procedures around on-boarding new exchanges which includes review of the exchanges anti-money laundering ("AML") and know-your-client ("KYC") policies by the Company's Chief Compliance Officer, constant review of market information specifically regarding the exchanges security and solvency risk, setting balance limits for each exchange account based on risk exposure thresholds and preparing daily asset management reports to ensure limits are being followed and having a fail-over plan to move cash and digital assets held on an exchange in instances where risk exposure significantly changes. As of each reporting period, the Company assesses if there may be expected credit losses requiring recognition of a loss allowance. As of December 31, 2022, the Company is exposed to credit risk. While the Company intends to only transact with counterparties or exchanges that it believes to be creditworthy, there can be no assurance that a counterparty will not default and that the Company will not sustain a material loss on a transaction as a result.

The Company also utilizes third party exchanges, market makers, OTC desks or marketplaces, in the execution of customer trades. Trade execution and the settlement is typically completed just milli-seconds after the customer's submission of a trade order, however there is credit risk that an exchange will not fulfill its obligation or be delayed in fulfilling its obligation. Management believes that the credit risk with respect to its use of the exchanges is remote. In the remote case of an exchange not fulfilling its obligation, the Company expects to use its small amount of inventory to complete the trade.

1.5 ACCOUNTING POLICIES AND ACCOUNTING ESTIMATES

Please refer to notes 3 and 4 of the 2022 Audited Consolidated Financial Statements for full disclosure of all other significant accounting policies and critical accounting estimates.

1.6 ADDITIONAL DISCLOSURES

Management's Response to the COVID-19 Pandemic

The health and safety of our employees, their families and the communities in which we operate is management's first priority. The Company is adopting the advice of public health authorities and adhering to government regulations with respect to COVID-19 in the jurisdictions in which it operates. The following measures have been instituted across the Company to prevent the potential spread of the virus:
• A staged back to office policy
• Employees with potential symptoms are to work remotely
• Social distancing practices have been implemented for any and all in-person meetings
• Elimination of all non-essential business travel.

1.6.1 Off-Balance Sheet Arrangements

No off-balance sheet arrangements were made as of December 31, 2022 and December 31, 2021.

1.6.2 Related Party Transactions

During the years ended December 31, 2022, and 2021, there were no related party transactions, other than the remuneration disclosed in note 19 of the audited consolidated financial statements for the year ended December 31, 2022

1.6.3 Outlook and Growth Strategy

CFI believes the future of crypto is a safe, compliant, and regulated environment. CFI has developed digital trading platforms for retail consumers and B2B payments platform (SmartPay) utilizing the blockchain, which is fundamentally a digital ledger of transactions with unique characteristics designed to create records that are secure, reliable, transparent, and accessible and meet traditional regulatory/compliance requirements.

CFI develops brokerage and exchange software to make the purchase and sale of digital currency easily accessible to the mass consumer and investor with a focus on compliance and safety.

2022 was a challenging year for global markets with an uncertain macro outlook, high inflation and geopolitical tensions. Cryptocurrency projects such as Luna failed and major trading platforms seeked protection from their creditors. The market capitalization decreased by 64.1%[1] ending the year at 1.09T CAD[2].  Even as the market dropped the number of active addresses with Bitcoin and Ethereum have continued to increase from 3.3MM to 4.2MM and 1.35MM to 1.73MM for Bitcoin and Ethereum respectively. This growth signals continued adoption even in a bear market.

During this challenging market there were a number of positive developments highlighted by the successful merge of the Ethereum blockchain where it moved from an energy intensive "Proof of Work" consensus algorithm to "Proof of Stake" that decreases the amount of energy consumption for validating and confirming transactions by ~ 99%[3]. This upgrade also laid the foundation for future scalability upgrades along with the ability for users to "stake" or pledge their Ethereum and earn an annual reward of approximately 4.5%.

The bitcoin hash rate measures the computational power of the Bitcoin network. Generally, the higher the hash rate the more secure a blockchain network is. The bitcoin hash rate grew by 54.5% in 2022 and reached an all time high of 316.8 TH/s.

Due to market conditions the Company intends to dedicate substantial resources to its business units with the highest margins. Business units that tend to be less impacted by macro trends compared to Retail. This includes expanding its over the counter offering to additional countries in Europe as well as expanding SmartPay. SmartPay is CoinSmart's payments platform offering the ability for anyone to accept crypto payments online or in person. As market conditions improve the Company will look to invest further in medium to long term expansion goals in countries such as Australia and Latin America. With the launch of its public facing API for SmartPay, the Company will focus on acquiring new clients to utilize its crypto currency payment processing service. Targeted clientele including traditional payment processors, e-commerce merchants, payment aggregators and online platforms. The Company will continue to dedicate resources in the short term to growing market share in Canada, and select European countries with a long-term focus dedicated to growing its ecosystem such as Web3, MetaVerse and Yield generation in jurisdictions whose regulatory framework allows for it.

The Company has no interest bearing debt and a total treasury of approximately $10,246,000 as of December 31, 2022. The Company is well positioned to continue to build out its trading platform and complement it with additional products to further drive value to its growing client base and achieve its mission of making crypto currency accessible.

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1 CoinGecko 2022 Year in Review
2 Coinmarketcap.com
3 Ethereum.org

1.6.4 Outstanding Share Data

As at December 31, 2022:

Authorized:

The authorized share capital of the Company is an unlimited number of common shares with no par value.

Issued and Outstanding:

● 60,240,049 common shares issued and outstanding.

● 731,215 warrants outstanding to acquire one common share at an exercise price of $1.00 per warrant.

● 1,973,896 stock options outstanding at a weighted average exercise price of $0.2612 per option.

● A total of 1,397,859 restricted share units ("RSU") were outstanding including: i) On November 1, 2021, 615,000 restricted share units were granted to Directors and senior employees of the Corporation at a fair value of $1.00 per RSU, ii) on May 25, 2022, 845,716 restricted share units were granted to senior employees of the Corporation at a fair value of $0.35 per RSU and 3) During the year ended December 31, 2022, 62,857 restricted share units were forfeited and canceled.

Subsequent to year-end, 3,137,677 restricted share units (RSU's) were approved by the Board of Directors and granted to directors, senior management and employees of the Company. The RSU's will be issued prior to March 31, 2023 at a fair value to be determined on issuance, 50% vest on the first anniversary and 50% on the second anniversary.

1.6.5 Dividend Policy

To date, the Company has neither declared nor paid any dividends, nor does the Company anticipate that dividends will be declared or paid in the foreseeable future.  Rather, the Company intends to retain any earnings to finance its operations as well as future growth and development.  Any future payment of cash dividends will be dependent upon, amongst other things, the Company's future earnings, financial condition, capital requirements, and such other factors as the board of directors may deem relevant at that time.

1.6.6 Board of Directors

As of December 31, 2022 and from November 2, 2021, the Company's board of directors consists of Justin Hartzman, Jeremy Koven, G. Scott Paterson, Jeffrey Haas and Alexa Abiscott.

1.6.7 Risk Factors

The following Industry related risks should be considered when evaluating the Company's business and prospects. A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company's Annual Information Form dated March 28, 2023 and the 2022 MD&A which are incorporated by reference in this MD&A and can be viewed online at www.sedar.com.

The Company is an early stage technology company with limited operating history and, in addition to facing all of the competitive risks it will also face all the risks inherent in developing a business including: access to capital, ability to attract and retain qualified employees, ability to attract and maintain customers and the ability to put in place appropriate operating and control procedures routines.

Industry specific risks include, but are not limited to:

Entry into Digital Asset Development and Exchange Business: The digital currency business is highly competitive, and is populated with many companies, large and small, with the capital and expertise to evaluate, purchase and exploit new innovative opportunities. Even with capital and experience, industry risks are significant. Regulatory compliance is an increasingly complex and costly obstacle to many new projects, and oftentimes, and even if compliance is obtained, they may be sufficiently restrictive or stifle innovation of start-up opportunities with distributed ledger technology. The Company may not be able to finance its potential growth as demand on human resources increases. There is no assurance that its entry into this business activity will be successful.

Growth and Consolidation in the Industry: Acquisitions or other consolidating transactions could have adverse effects on the Company. The Company could lose strategic relationships if its partners are acquired by or enter into agreements with a competitor, causing the Company to lose access to distribution, content and other resources. The relationships between the Company and its strategic partners may deteriorate and cause an adverse effect on the business. The Company could lose customers if competitors or users of competing technology consolidate with the Company's current or potential customers. Furthermore, the Company's current competitors could become larger players in the market or new competitors could form from consolidations. Any of the foregoing events could put the Company at a competitive disadvantage, which could cause the Company to lose customers, revenue, and market share. Consolidation in the industry could also force the Company to divert greater resources to meet new or additional competitive threats, which could harm the Company's operating results.

Failure to Innovate: The Company's success depends upon its ability to design, develop, test, market, license and support new software products and enhancements of current products on a timely basis in response to both competitive threats and marketplace demands. In addition, software products and enhancements must remain compatible with the other software products and systems used by its customers. Often, the Company must integrate software licensed or acquired from third parties with its proprietary software to create or improve its products. If the Company is unable to successfully integrate third party software to develop new software products and enhancements to existing products, or to complete products currently under development, its operating results will materially suffer. In addition, if the integrated or new products or enhancements do not achieve acceptance by the marketplace, the Company's operating results will materially suffer. Also, if new industry standards emerge that the Company does not anticipate or adapt to, its software products could be rendered obsolete and, as a result, its business and operating results, as well as its ability to compete in the marketplace, would be materially harmed.

Competition: The Company is engaged in an industry that is highly competitive. Because its industry is evolving and characterized by technological change, it is difficult for the Company to predict whether, when and by whom new competing technologies may be introduced or when new competitors may enter the market. The Company faces increased competition from companies with strong positions in certain markets the Company intends to serve and in new markets and regions it may enter. Many of the Company's competitors have significantly greater financial and other resources than the Company currently possesses and may spend significant amounts of resources to gain market share. The Company cannot assure investors that it will be able to compete effectively against current and future competitors. In addition, increased competition or other competitive pressures may result in price reductions, reduced margins or loss of market share, any of which could have a material adverse effect on the Company's business, financial condition or results of operations. Competitors may be able to respond to new or emerging technologies and changes in customer requirements more effectively than the Company can, or devote greater resources to the development, promotion and sale of products than the Company can. Current and potential competitors may establish cooperative relationships among themselves or with third parties, including through mergers or acquisitions, to increase the ability of their products to address the needs of the Company's prospective customers. If these competitors were to acquire significantly increased market share, it could have a material adverse effect on the Company's business, financial condition or results of operations. The Company's competitors may also establish or strengthen co-operative relationships with systems integrators, third-party consulting firms or other parties with whom the Company has relationships, thereby limiting its ability to promote its products.

CoinSmart's use of proprietary and non-proprietary software, data and intellectual property may be subject to substantial risk.  CoinSmart's investment strategy may rely heavily on the use of proprietary and non-proprietary software, data and intellectual property of CoinSmart and third parties in the digital asset sector. The reliance on this technology and data is subject to a number of important risks. First, the operation of any element of a blockchain network or platform may be severely and adversely affected by the malfunction of its technology and the technology of third parties. For example, an unforeseen software or hardware malfunction could occur as a result of a virus or other outside force, or as result of a design flaw in the design and operation of the network or platform. Furthermore, if CoinSmart's software, hardware, data or other intellectual property is found to infringe on the rights of any third party, the underlying value of the assets of CoinSmart could be materially and adversely affected. CoinSmart may also depend for effective distribution of its software products on "app store" platforms, which, if they were disrupted or discontinued for any reason, or if their terms of use or other features were develop in a manner adverse to CoinSmart, could materially and adversely affect CoinSmart.

Reliance on Third Party Software: The Company currently depends upon third-party software products to develop its products. If in future such reliance existed and the software products were not available, the Company might experience delays or increased costs in the development of its products. Should the Company in the future rely upon third-party software licenses that may not continue to be available to the Company, and the related software may not continue to be appropriately supported, maintained, or enhanced by the licensors, the loss by the Company of the license to use, or the inability by licensors to support, maintain, and enhance any of such software, could result in increased costs or in delays or reductions in product shipments until equivalent software is developed or licensed and integrated with internally developed software. Such increased costs or delays or reductions in product shipments could materially adversely affect its business. The loss of the Company's rights to use software licensed to it by third parties could increase its operating expenses by forcing the Company to seek alternative technology and materially adversely affect its ability to compete. In addition, the Company's web-based software applications depend on the stability, functionality and scalability of the underlying infrastructure software including application servers, databases, java platform software and operating systems produced by IBM, Microsoft and others. If weaknesses in such infrastructure software exist, the Company may not be able to correct or compensate for such weaknesses. If the Company is unable to address weaknesses resulting from problems in the infrastructure software such that its products do not meet customer needs or expectations, its reputation, and consequently, its business may be significantly harmed.

Regulatory Risks: The activities of the Company may be subject to regulation by governmental authorities. Achievement of the Company's business objectives are contingent, in part, upon compliance with regulatory requirements enacted by these governmental authorities and obtaining all regulatory approvals, where necessary, for the sale of its products. The Company cannot predict the time required to secure all appropriate regulatory approvals for its products, or the extent of testing and documentation that may be required by governmental authorities. Any delays in obtaining, or failure to obtain regulatory approvals would significantly delay the development of markets and products and could have a material adverse effect on the business, results of operations and financial condition of the Company.

Lack of Operating History: The Company has only recently started to carry on its business. The Company is therefore subject to many of the risks common to early-stage enterprises, including under-capitalization, cash shortages, limitations with respect to personnel, financial, and other resources and lack of revenues. The failure by the Company to meet any of these conditions could have a materially adverse effect on the Company and may force it to reduce, curtail, or discontinue operations. There is no assurance that the Company will be successful in achieving a return on shareholders' investment and the likelihood of success must be considered in light of the early stage of operations. The Company may not successfully address all of the risks and uncertainties or successfully implement its existing and new products and services. If the Company fails to do so, it could materially harm its business and impair the value of its common stock, resulting in a loss to shareholders. Even if the Company accomplishes these objectives, the Company may not generate the anticipated positive cash flows or profits. No assurance can be given that the Company can or will ever be successful in its operations and operate profitably.

Intellectual Property Risks: The Company's ability to compete largely depends on the superiority, uniqueness, and value of its intellectual property and technology, including both internally-developed technology and the ability to acquire patent protection and/or trademark protection. To protect its proprietary rights, the Company will rely on a combination of trademark, copyright, and trade secret laws, trademark and patent applications, confidentiality agreements with its employees and third parties, and protective contractual provisions. Despite these efforts, certain risks may reduce the value of the Company's intellectual property. The Company's applications for trademarks and copyrights relating to its business may not be granted, and if granted, may be challenged or invalidated. There is no guarantee that issued trademarks and registered copyrights will provide the Company with any competitive advantages. The Company's efforts to protect its intellectual property rights may not be effective in preventing misappropriation of its technology and may not prevent the development and design by others of products or technology similar to, competitive with, or superior to those the Company develops. There is a risk that another party may obtain a blocking patent and the Company would need to either obtain a license or design around the patent in order to continue to offer the contested feature or service in its products.

An investment in the Company's common shares is highly speculative and subject to a number of risks and uncertainties. Only those persons who can bear the risk of the entire loss of their investment should participate. An investor should carefully consider the risks described above before investing in the Company's common shares. The risks described above are not the only ones faced. Additional risks that the Company currently believes are immaterial may become important factors that affect the Company's business. If any of these risks occur, or if others occur, the Company's business, operating results and financial condition could be seriously impacted and investors may lose some or all of their investment.

A more complete discussion of the risks and uncertainties facing the Company is disclosed in the Company's Annual Information Form dated March 28, 2023, which can be viewed online at www.sedar.com.

1.6.8 Controls and procedures

Based on the current Canadian Securities Administrators (the "CSA") rules under National Instrument 52-109 Certification of Disclosure in Issuers' Annual and Interim Filings, the Chief Executive Officer and Chief Financial Officer (or individuals performing similar functions as a chief executive officer or chief financial officer) are required to certify as at December 31, 2022 that they are responsible for establishing and maintaining disclosure controls and procedure and internal control over financial reporting.

1.6.9 Legal Proceedings

To the Company's knowledge, there are no material legal proceedings, current or pending, to which the Company is a party or to which any of its assets are subject other than the following:

On September 22, 2022, the Company announced that it had entered into a Share Purchase Agreement (the "Purchase Agreement") with Coinsquare Ltd. ("Coinsquare"), pursuant to which the Company had agreed to sell to Coinsquare all of the issued and outstanding shares of its wholly-owned operating subsidiary Simply Digital Technologies Inc. On January 23, 2023 the Company announced that it has rejected the notice previously delivered by Coinsquare purporting to terminate the Share Purchase Agreement on the basis that it is invalid and without merit. The Company had written to Coinsquare to advise that the notice was invalid and that it expected Coinsquare to close the transaction on the terms set out in the Share Purchase Agreement.

On February 2, 2023 the Company announced that, as a result of Coinsquare failing to close the transaction, it had accepted Coinsquare's repudiation of the Share Purchase Agreement and that the transactions contemplated thereunder will not proceed. It is the Company's position that Coinsquare had no legal basis to terminate the Share Purchase Agreement. The Company intends to commence legal proceedings against Coinsquare to seek monetary damages arising from Coinsquare's breaches of the Share Purchase Agreement.

1.6.10 Appointment of Auditor

RICHTER LLP, of Montreal, Quebec is the Company's auditor.

Approval and Further Information

This MD&A is dated March 28,2023.

The board of directors of the Company has approved the disclosure contained in this MD&A.